Marc A. Recht

+1 617 937 2316

mrecht@cooley.com

September 8, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams
Donald E. Field
Aamira Chaudhry
Jean Yu

RE:	ERYTECH Pharma S.A.
Draft Registration Statement on Form F-1
Submitted July 27, 2015
CIK No. 0001624422

Ladies and Gentlemen:

On behalf of ERYTECH Pharma S.A. (the “Company”), we are submitting this letter and the following information in response to a letter, dated August 21, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential draft registration statement on Form F-1 submitted on July 27, 2015 (the “Confidential Draft Registration Statement”). We are also electronically transmitting for confidential submission an amended version of the Confidential Draft Registration Statement (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement, certain supplemental materials and a version of the Registration Statement that is marked to show changes to the Confidential Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not currently intend to include any additional pictures or graphics in the prospectus at this time. If, following the date of this letter, the Company determines to include additional pictures or graphics in the prospectus, it will provide proofs to the Staff prior to use.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Two

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, at this time, it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act; however, it has presented two slide presentations at certain meetings with potential investors in reliance on Section 5(d) of the Securities Act, copies of which were not retained by any such potential investors. The Company advises the Staff that it will supplementally provide the Staff, under separate cover contemporaneously herewith, copies of these slide presentations.

Exchange Rate Information, page ii

3.	Please disclose the exchange rate as of the latest practicable date. Refer to Item 3.A.3 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the Registration Statement to disclose the exchange rate as of Friday, August 28, 2015, the latest practicable date.

Prospectus Summary, page 1

Overview, page 1

4.	Please balance the opening paragraphs by briefly discussing the potentially lengthy process you may need to complete clinical trials, receive regulatory approvals, such as from the FDA, EMA or similar regulatory agencies, and introduce any of your products to the market.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company views the risks identified by the Staff as standard industry risks and that detailed disclosure regarding these risks is already set forth in the “Risk Factors” section on page 14 of the Registration Statement and highlighted in the “Prospectus Summary—Summary Risk Factors” section on page 5 of the Registration Statement. The Company believes that this disclosure is typical of disclosure provided by comparable companies in the industry and sufficiently balances the information provided on page 1 of the Registration Statement. In order to address the Staff’s comment, however, and further highlight these identified risks, the Company has revised the disclosure on page 1 of the Registration Statement to include a cross-reference to the “Risk Factors” and the “Summary Risk Factors” included in the Registration Statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Three

5.	Please balance the opening paragraphs by disclosing that you have not generated revenue, have incurred losses since inception, and your dependence on milestone payments, the Research Tax Credit, conditional advances, and equity offerings to fund your ongoing cash needs. Additionally, please quantify the amounts needed to continue operations and to fund your planned clinical trials as detailed on page 2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company views the risks identified by the Staff as standard industry risks and detailed disclosure regarding these risks is already set forth throughout the prospectus, including in the “Risk Factors” section on pages 12-14 of the Registration Statement, and that the fact that the Company has incurred significant losses since inception is already highlighted in the “Prospectus Summary—Summary Risk Factors” on page 5 of the Registration Statement. The Company believes that this disclosure is typical of disclosure provided by comparable companies in its industry and sufficiently balances the disclosure set forth on page 1 of the Registration Statement. In order to address the Staff’s comment and to further highlight these identified risks, the Company has revised its disclosure on page 1 of the Registration Statement to indicate that it does not currently have any approved products, has not generated any revenues and has incurred significant losses since inception. The Company has also included a cross-reference to the “Risk Factors” and the “Summary Risk Factors” and revised the disclosure under the “Summary Risk Factors” on page 5 of the Registration Statement to specifically indicate that the Company has not generated revenue and that it has relied primarily on the sale of equity securities and convertible bonds, conditional advances, and reimbursements of research tax credit claims to fund its ongoing cash needs.

The Company further advises the Staff that while the Company may be eligible to receive significant milestone payments in connection with obtaining marketing approval of ERY-ASP, the Company currently believes that the anticipated net proceeds from the offering and its current cash, cash equivalents and short-form investments will be sufficient to complete its current and planned clinical trials detailed in the Registration Statement and that it is not dependent on any potential milestone payments to further its business objectives. Accordingly, the Company has revised its disclosure to clarify its current expectations regarding use of proceeds from the offering in the “Use of Proceeds” section on page 46 of the Registration Statement. The Company supplementally informs the Staff that due to the uncertain costs associated with, and duration of, clinical trials, the Company is unable to specifically quantify the amounts needed to continue operations and to fund the Company’s planned clinical trials or predict how far the application of proceeds will allow each trial for its other product candidates to progress beyond what is disclosed in the “Use of Proceeds” section on page 46 of the Registration Statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Four

Our Product Development Pipeline, page 2

6.	Please briefly discuss the costs to complete the referenced clinical trials. To the extent that you will need additional funds to complete these trials, please revise to make that clear and, to the extent applicable, briefly discuss your funding plans.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company currently expects the anticipated net proceeds from the offering and its current cash, cash equivalents and short-form investments will be sufficient to fund operations through completion of the referenced clinical trials. The Company has revised its disclosure in the “Use of Proceeds” section on page 46 of the Registration Statement to give greater detail to investors about its funding plans with respect to its ongoing and planned clinical trials. Please also see the Company’s response to Comment #5 above.

7.	We note that certain status bars include an “EU” or “US” designation. Please revise the remaining status bars to indicate the location of the various clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its pipeline chart on pages 2 and 76 of the Registration Statement to indicate the planned locations of the various clinical trials. With respect to ERY-ASP for treatment of AML and pancreatic cancer, the Company plans to commence trials first in Europe, followed by trials in both Europe and the United States. With respect to ERY-ASP for the treatment of non-Hodgkin lymphoma, the Company plans to commence clinical trials on a global scale, including in Europe, the United States, Asia and Latin America. With respect to the remaining product candidates of ERY-MET, ERY-ADI, ERY-ERT and ERY-VAX, these programs are still in the pre-clinical stage and the Company does not yet have plans to conduct clinical trials in any specific location.

The Offering, page 8

Purchaser restrictions, page 8

8.	You state that the ordinary shares and ADSs that you are offering may only be purchased by natural or legal persons under French or foreign law who regularly invest in securities specific to the field of healthcare. Please advise regarding the following and revise the prospectus as applicable:

•	whether this purchaser restriction is required by French law or any of your governance documents;

•	whether the ordinary shares and ADSs will include any transfer restrictions which will affect an investor’s ability to freely transfer or dispose of their ordinary shares or ADSs;

•	explain in greater detail what you mean by “regularly invest in securities specific to the field of healthcare,” how prospective investors will represent that they satisfy this condition, and the extent to which you will seek to verify such representation;

•	explain what happens if someone purchases your ordinary shares or ADSs, the purchase closes and subsequently the company finds out the investor didn’t satisfy the purchaser restriction, i.e., what are the company’s remedies and what is the effect on that investor, and whether these remedies are memorialized in the company’s governance documents;

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Five

•	the extent to which this purchaser restriction raises any material risks to investors; and

•	the extent to which this purchaser restriction will be covered by the underwriting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•	whether this purchaser restriction is required by French law or any of your governance documents;

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this purchaser restriction is not a general requirement of French law or any of the Company’s governance documents, but rather is the result of the election of the Company consistent with the authority granted to it by its shareholders at the Company’s extraordinary general shareholders’ meeting held on June 23, 2015 (the “General Meeting”) to structure the transaction with this restriction in order to fall within the scope of a specific resolution which will provide the Company with increased flexibility under French law for determining the price at which the ordinary shares and ADSs may be offered in the offering.

By way of background, the share capital of sociétés anonymes may be increased only with shareholders’ approval at an extraordinary shareholders’ meeting following the recommendation of the board of directors. The shareholders may delegate to the board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in the share capital of the company. When issuing additional securities for cash, current shareholders have preferential rights to subscribe for these newly issued securities on a pro rata basis. The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of the shareholders or individually by each shareholder. French corporate law provides for a limited number of avenues for collectively waiving shareholders’ preferential subscription rights at an extraordinary general meeting:

(i)	Shareholders can waive their rights in connection with an offering to the public (i.e., there are no purchaser restrictions). In this case, under French law, the price at which the shares can be sold cannot be inferior to the volume-weighted trading price of the shares during the three days preceding the determination of such price, minus a maximum 5% discount.

(ii)	Shareholders can waive their rights in connection with an offering solely to “institutional investors” (as such term is defined under French law, the concept being comparable to that of “qualified institutional buyers” under Rule 144A). Such offerings are limited in size to 20% of the share capital over a twelve month period, and the minimum sale price limit described in (i) above also applies.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Six

(iii)	Shareholders can waive their rights in connection with an offering to investors, or to a category of investors, specifically approved by such shareholders. In this case, there are no limits under French law on the offering size and sale price; however, such limits are determined by the shareholders of the company.

In accordance with French law, the shareholders of the Company granted, in a specific resolution, authority to the Company at the General Meeting to issue the ordinary shares and ADSs proposed to be issued in this offering at a maximum discount to the volume-weighted average of the last five trading sessions prior to the pricing of the offering of 10%, subject to the purchaser restriction described in the prospectus that the ordinary shares and ADSs that the Company is offering may only be purchased by natural or legal persons under French or foreign law who regularly invest in securities specific to the field of healthcare. At the General Meeting, the shareholders also granted, in another resolution, the Company authority to offer the ordinary shares and ADSs without this purchaser restriction; however, consistent with French law, the maximum discount without the purchaser restriction was 5% of the volume-weighted average of the last three trading sessions prior to the pricing of the offering. The Company elected, consistent with French law and the authority granted to it by its shareholders, to include this purchaser restriction in the offering in order to provide flexibility to the Company in pricing the ordinary shares and ADSs.

The Company has revised the disclosure on page 8 of the Registration Statement to clarify that this purchaser restriction is the result of an election by the Company.

•	whether the ordinary shares and ADSs will include any transfer restrictions which will affect an investor’s ability to freely transfer or dispose of their ordinary shares or ADSs;

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the ordinary shares and ADSs will not include any transfer restrictions that will affect an investor’s ability to freely transfer or dispose of their ordinary shares or ADSs as a result of this purchaser restriction. Since the purchaser restriction does not implicate any transfer restrictions with respect to the ordinary shares or ADSs, the Company believes it is not necessary to add clarifying language to the disclosure.

•	explain in greater detail what you mean by “regularly invest in securities specific to the field of healthcare,” how prospective investors will represent that they satisfy this condition, and the extent to which you will seek to verify such representation;

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no legal definition of the concept of “regular investment” under French law. Although such concept is interpreted on a case-by-case basis by French courts, in general, it is understood to imply a customary practice characterized by a succession of previous investments.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Seven

In order to ensure compliance with the authority granted by the shareholders, the Registration Statement contains disclosure regarding the nature of the offering and the purchaser restriction. Please see page 8 of the Registration Statement. The Registration Statement also contains a purchaser representation pursuant to which investors purchasing ordinary shares or ADSs must verify that they correspond to this category.

In addition, the offering will not include retail investors in order to allow a review of the qualifications of the purchasers. The underwriters will approach only investors they consider to be part of this category and the underwriters will provide the Company’s board of directors with the information they used to make this determination. Prior to the confirmation of sales, the Company’s board of directors will review the identities of the purchasers and, based on the information provided by the underwriters, confirm the qualifications of the purchasers to participate in the offering.

•	explain what happens if someone purchases your ordinary shares or ADSs, the purchase closes and subsequently the company finds out the investor didn’t satisfy the purchaser restriction, i.e., what are the company’s remedies and what is the effect on that investor, and whether these remedies are memorialized in the company’s governance documents;

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the restriction on purchasers of the ordinary shares and ADSs only applies to the initial purchasers of the ordinary shares or ADSs; only the initial purchasers must fit within the category defined by the shareholders. There are no purchaser restrictions applicable to resales of ordinary shares or ADSs.

Should the Company or a shareholder subsequently discover that an investor did not satisfy the purchaser restriction at the time of the sale, any sale made in the favor of such investor may be voidable, as indicated on page 8 of the Registration Statement, on the grounds that the investor did not pertain to the category in favor of which the shareholders of the Company had waived their preferential subscription right. To bring a suit seeking to void the subscription, and hence the cancellation of the corresponding shares, the plaintiff would need to show standing and a cause of action, e.g. in the case of the Company, a misrepresentation by the investor and in the case of the shareholders of the Company at the time of the General Meeting or at the time of the initial sale, an improper deprivation of their preferential subscription right to the new shares. Other investors in this offering would have no direct cause of action, as this would have caused no direct harm to them, and the investor itself would be prevented from bringing such a suit under the nemo auditur propriam turpitudinem allegans principle (according to which one shall not be entitled to base a claim on their own wrongdoing), since its violation of the purchaser representation included in the Registration Statement would be the ground of its legal action. It is worth noting that this situation is not in essence different from the violation of selling restriction in other circumstances, e.g., a share offering reserved to institutional investors generally.

In determining how to adjudicate such a claim, a French judge would have the possibility to take into consideration the precautions and procedures put in place by the Company to ensure that investors indeed belong to the category defined by the shareholders, including the purchaser representation.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Eight

The judge would also take into consideration the fact that, if the investor has resold the shares on the market, cancelling the shares will be in practice impossible as they could not be traced. The most likely remedy would be damages imposed on the investor having misrepresented that it belonged to the category defined by the shareholders, since it would be the only remedy that would not cause further harm to the Company (as opposed to returning the proceeds of the initial sale of the shares, for instance).

•	the extent to which this purchaser restriction raises any material risks to investors; and

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not view this purchaser restriction as raising any material risk to investors since the restriction only relates to the initial sale of the ordinary shares and ADSs and does not implicate any prospective transfer or other restrictions with respect thereto.

•	the extent to which this purchaser restriction will be covered by the underwriting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the draft underwriting agreement currently includes a confirmation by the Company and each of the underwriters that they understand that the offering is being made only to investors who are natural or legal persons under French or foreign law regularly investing in securities specific to the field of healthcare.

Risk Factors, page 11

We may be forced to repay conditional advances, page 14

9.	Please quantify the amount of conditional advances received from BPI France to date so that investors can appreciate the discussed risk.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Registration Statement to quantify the amount of conditional advances received from BPI France to date.

As a foreign private issuer, we are permitted to, page 22

10.	Please revise your disclosure to make clear each home country corporate governance provision that you may rely upon because of Nasdaq Global Market exemptions. We note your disclosure under “Corporate Governance Practices, page 98.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41 of the Registration Statement to describe home country corporate governance provisions that the Company may rely upon because of Nasdaq Global Market exemptions.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Nine

Market Information, page 45

11.	Please disclose information on your trading volume.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Registration Statement to disclose the Company’s average daily trading volume for the periods presented.

Use of Proceeds, page 46

12.	Please refer to the third paragraph and the principal purposes for which you intend to use the net proceeds. To the extent material amounts of other funds are necessary to accomplish these purposes, please state the amounts of other funds needed to accomplish these purposes and the sources thereof. Refer to Item 3.C.1 of Form 20-F. In this regard, we note your disclosure in the last risk factor on page 13 that the net proceeds from this offering and your existing cash on hand will only be sufficient to fund your current operations for the next 24 months.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Registration Statement to state that the Company does not believe that material amounts of other funds will be necessary to accomplish the purposes stated above, and to give investors additional insight into the funding sources for the Company’s ongoing and planned clinical trials.

Capitalization, page 48

13.	Please remove the cash and cash equivalents line item from your capitalization table. Refer to Item 3.B of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Registration Statement to remove the cash and cash equivalents line item from the Company’s capitalization table.

Management’s Discussion and Analysis, page 52

Research and Development, page 55

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Ten

14.	You disclose on page 55 that “[you] engage in substantial research and development efforts to develop innovative pharmaceutical product candidates,” and during 2013 and 2014 your research and development efforts related primarily to pivotal and ongoing trials of GRASPA. On page 57 you indicate the majority of your research and development related to completed and clinical trials of ERY-ASP and that you have also incurred pre-clinical costs in connection with additional enzymes beyond L-asparaginase. In this regard, please provide us with the following information:

•	for your key research and development projects:

•	The costs incurred during each period presented and to date; and

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project;

•	for the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe disclosure of R&D by your divisional structure would be informative. Also distinguishing between discovery, preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends by division. To the extent management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends; and

•	if based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

•	for your key research and development projects:

•	The costs incurred during each period presented and to date; and

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project;

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 60 and 63 of the Registration Statement to present the direct research and development (“R&D”) costs for each key R&D project during each period presented and to provide the nature of unallocated indirect costs. The Company advises the Staff that the Company has historically tracked direct R&D costs, but not indirect R&D costs, on a project by project basis and, therefore, the Company is unable to present the total R&D costs incurred on a project by project basis. The Company respectfully notes to the Staff that it has not historically tracked indirect costs such as personnel-related costs, costs

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Eleven

associated with the Company’s general platform improvements, depreciation or other indirect costs to specific programs on a project by project basis as they are deployed across multiple projects under development and, as such, are not separately allocated to a specific project. In addition, the Company notes that the primary purpose for tracking R&D expenditures on a direct/indirect basis is to track and manage the Company’s actual expenses in an organized and logical way. Managing the Company’s expenses in this way enables it to evaluate and appropriately set the relative level of indirect expense across the R&D activities and to establish appropriate direct expense levels within each key R&D project and function within the Company. Furthermore, the Company believes that a further break-out of information compared to what is used by the Company for managing and controlling the activities is not practical, as such information is not consistently prepared across the Company and would therefore likely not add relevant and reliable information to an investor’s understanding of the composition of R&D costs.

Finally, as previously noted, the Company currently believes that the anticipated net proceeds from the offering and its current cash, cash equivalents and short-form investments will be sufficient to complete the current and planned clinical studies detailed in the Registration Statement.

•	for the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe disclosure of R&D by your divisional structure would be informative. Also distinguishing between discovery, preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends by division. To the extent management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends; and

Response: The Company respectfully acknowledges the Staff’s comment and, as noted in its response above, the Company has amended the disclosure on pages 60 and 63 of the Registration Statement to provide a breakdown of direct R&D costs for each key research and development project during each period presented and to provide the nature of unallocated indirect costs across all projects, including those projects that are not individually significant. The Company advises the Staff that it does not separately track direct R&D costs for the projects that are not individually significant and does not track R&D costs by division. In addition, to address the Staff’s comment, the Company has amended the Registration Statement on pages 60 and 63 to provide the portion of the total R&D costs attributable to clinical studies for each of the periods presented. The Company advises the Staff that it does not track R&D costs attributable to clinical studies based on the phase of development and notes that the phase of development of each of the Company’s projects in their product pipeline are set forth in the “Prospectus Summary—Our Product Development Pipeline” and “Business Section—Our Product Development Pipeline” on pages 2 and 76 of the Registration Statement, respectively.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Twelve

•	if based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.

Response: To address the Staff’s comment, the Company has amended the disclosure on page 63 of the Registration Statement to clarify that it expects an increase in R&D related to the TEDAC project given its intention to commence a Phase 1 clinical trial of ERY-MET in 2016 and advises the Staff that it is not currently aware of any other known, event, trend, demand, commitment, or uncertainty that is reasonably likely to cause future R&D expense to differ from current trends.

Business, page 65

Agreement with Teva, page 81

15.	Please refer to the second paragraph. Please disclose the total aggregate milestone payments to be paid under the agreement with Teva. Please also revise the Our Collaborations section on page 4 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Registration Statement to disclose the total aggregate milestone payments to be paid under the agreement with Teva. The Company’s agreement with Teva provides for up to €45,000 in milestones as well as a share of Teva’s profits. Because of the relatively modest amount of the milestone payments, the Company feels it is more appropriate to include this additional disclosure on page 88 of the Registration Statement in the “Business” section in the context of a detailed description of the Teva agreement, rather than in the “Prospectus Summary.”

Principal Shareholders, page 107

16.	We note the reference date of June 30, 2015. In subsequent amendments, please provide this information as of the most recent practicable date. Refer to Items 6.E.1 and 7.A of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 115 of the Registration Statement to update this disclosure to August 31, 2015 and respectively advises the Staff that the Company will continue to update this date to the most recent practicable date in any subsequent amendments.

17.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 117 of the Registration Statement to include the number of record holders in the United States and the corresponding percentage of outstanding stock currently held in the United States.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Thirteen

18.	Refer to footnote 3. Please identify the natural or legal person or persons who control the shares held by Recordati Orphan Drugs s.a.s. Refer to Item 7.A.3 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Registration Statement to identify the natural or legal person or persons who control the shares held by Recordati Orphan Drugs s.a.s.

Key Provisions of Our Bylaws, page 110

Agenda and conduct of Annual Shareholders’ Meetings, page 114

19.	Please clarify the “percentage,” “legal,” and “applicable time limits” requirements referenced under this heading.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, pursuant to French law and based on the current amount of the share capital of the Company, one or more shareholders representing 5% of the share capital of the Company may request the inclusion of items or proposed resolutions on the agenda of a shareholders’ meeting, provided that such request must be received at the latest on the twenty-fifth day preceding the date of the shareholders’ meeting date, and in any event no later than the twentieth day following the date of the convening notice to the shareholders’ meeting.

The Company respectfully requests the Staff to permit it not to expand the disclosure on page 122 of the Registration Statement, as the existing disclosure appears to be in line with the level of disclosure observed in previous similar offerings of French companies.

Pre-release of American Depositary Shares, page 133

20.	Please clarify the limit you have set for the amount of ADSs that may be outstanding at any time. Include a related risk factor as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142 of the Registration Statement to clarify the limit that has been set for the amount of ADSs that may be outstanding at any time as a result of pre-releases. The Company advises the Staff that it does not believe an additional risk factor is necessary with respect to this pre-release limit.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Fourteen

French Tax Consequences, page 142

21.	Please clarify that your discussion of French tax consequences in this section represents counsel’s opinion rather than merely a description of material French tax consequences. Alternatively, please confirm that counsel will file a long form tax opinion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150 and 163 of the Registration Statement to clarify that the discussion represents the opinion of Gide Loyrette Nouel A.A.R.P.I., the Company’s French tax counsel.

***

Please contact me at (617) 937-2316 or Divakar Gupta of Cooley LLP at (212) 479- 6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 8, 2015

Page Fifteen

cc:	Gil Beyen, ERYTECH Pharma S.A.
Divakar Gupta, Cooley LLP
Eric Blanchard, Covington & Burling LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM